Exhibit 99.3

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

NOTICE OF HEARING

PLEASE TAKE NOTICE that CDC Corporation, Debtor and Debtor-in-Possession (“Debtor”) in the above captioned case, has filed a Motion for Entry of an Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure: (1) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, Evolution Parties, and Defendant Parties in Related Litigation; (2) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, and Director and Officer and Other Parties, and (3) Authorizing the Release of the Evolution Reserve and the Litigation Expense Reserve” filed on December 12, 2012 (the “Settlement Motion”) and seeks entry of an order granting the Motion and approving a settlement comprised of two separate but interdependent written agreements. The settlement agreements are attached to the Motion as Exhibits “A” and “B.” In general, the settlement provides as follows:

A.	Following entry of an order approving the settlement agreements, the Debtor shall pay the Evolution Parties the sum of Seven Million Eight Hundred Thousand Dollars ($7,800,000.00) in settlement of litigation commenced by the Evolution Parties against some of Debtor’s former officers and directors and others and in settlement of a proof of claim filed by Evolution Capital Management, and CDC Software will contemporaneously pay the Debtor $400,000.00;

B.	The Parties shall mutually release each other from all claims related to or arising out of the New York Action.;

C.	The New York Action and the Adversary Proceeding will be dismissed with prejudice;

D.	ECM will withdraw the ECM Proof of Claim; and

E.	Sums reserved for the Evolution claims and indemnified litigation costs, in the aggregate approximately $41,000,000.00, will be released for the benefit of the Estate.

PLEASE TAKE FURTHER NOTICE that the Court will hold a hearing on Motion in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia, at 10:00 a.m. on December 18, 2012.

Your rights may be affected by the court’s ruling on these pleadings. You should read these pleadings carefully and discuss them with your attorney, if you have one in this bankruptcy case. (If you do not have an attorney, you may wish to consult one.) If you do not want the court to grant the relief sought in these pleadings or if you want the court to consider your views, then you and/or your attorney must attend the hearing. You may also file a written response to the pleading with the Clerk at the address stated below, but you are not required to do so. If you file a written response, you must attach a certificate stating when, how and on whom (including addresses) you served the response. Mail or deliver your response so that it is received by the Clerk at least two business days before the hearing. The address of the Clerk’s Office is: Clerk, U. S. Bankruptcy Court, Suite 1340, 75 Spring Street, Atlanta, Georgia 30303. You must also mail a copy of your response to the undersigned at the address stated below.

This 13th day of December, 2012.

LAMBERTH, CIFELLI, STOKES,
ELLIS & NASON, P.A.
Attorneys for Debtor

3343 Peachtree Road NE, Suite 550	By:	/s/ William D. Matthews
Atlanta, GA 30326		William D. Matthews
(404) 262-7373		Georgia Bar No. 470865
(404) 262-9911 (facsimile)		wdm@lcsenlaw.com

2

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Notice upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

Michael H. Goldstein

Stutman, Treister & Glatt

1901 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

mgoldstein@stutman.com

Lee B. Hart

Greenberg Traurig, LLP

Terminus 200

3333 Piedmont Road, Suite 2500

Atlanta, GA 30305

hartle@gtlaw.com

Scott A. Cummings

Dorsey & Whitney

Kearns Building

136 South Main Street, Suite 1000

Salt Lake City, UT 84101

cummings.scott@dorsey.com

Steve Estep

Cohen, Cooper, Estep & Allen

3330 Cumberland Boulevard, Suite 600

Atlanta, GA 30339

sestep@ccealaw.com

Erin N. Brady

Jones Day

555 South Flower Street, 15th Floor

Los Angeles, CA 90071

enbrady@JonesDay.com

Charles T. Spada

Lankler Siffert & Wohl LLP

500 Fifth Avenue, 33rd Floor

New York, NY 10110

CSpada@lswlaw.com

Karen A. Grus

Holwell Shuster & Goldberg LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

kgrus@hsgllp.com

Stephen S. Roach

Troutman Sanders LLP

Bank of America Plaza

600 Peachtree Street, Suite 5200

Atlanta, GA 30308

stephen.roach@troutmansanders.com

This 13th day of December, 2012.

/s/ William D. Matthews
3343 Peachtree Road NE, Suite 550	William D. Matthews
Atlanta, GA 30326	Georgia Bar No. 470865
(404) 262-7373	WDM@lcsenlaw.com
(404) 262-9911 (facsimile)